Exhibit 99.3

SECURITY HOLDINGS OF THE PARTICIPANTS

The following table sets forth certain information with respect to the beneficial ownership of the common stock of Wheeler Real Estate Investment Trust (the "Company") as of August 1, 2018 by each director, including our director nominees, and the executive officers of the Company.

	Number of Shares Beneficially Owned		Percentage of All Shares(1)
David Kelly	26,679		*
Andrew Franklin	4,295		*
Matthew Reddy	3,690		*
Carl B. McGowan, Jr.	21,648		*
Sean Armstrong	2,926		*
Jeff Zwerdling	80,315	(2)	*
Andrew Jones	521,820	(3)	5.56%
John Sweet	19,852		*
Stewart Brown	21,523		*
John McAuliffe	21,228		*
All directors, director nominees and executive officers as a group
(10 persons)	723,976		7.72%

*    Less than 1.0%

(1)
Based upon 9,383,062 shares of common stock outstanding on July 31, 2018. In addition, amounts for individuals assume that all Series B and D convertible preferred stock held by the individual are converted into common stock and all warrants held by the person are exercised.

(2)
Includes 62,095 shares of common stock, 14,000 shares of Series B convertible preferred stock convertible into 8,750 shares of common stock, 16,800 warrants to purchase 2,100 shares of common stock, and 5,000 shares of Series D convertible preferred stock convertible into 7,370 shares of common stock.

(3)
Includes 460,333 shares of common stock, 47,435 shares of Series B convertible preferred stock convertible into 29,647 shares of common stock and 21,600 shares of Series D convertible preferred stock convertible into 31,840 shares of common stock. Of these securities Mr. Jones owns 12,464 shares of common stock and 2,100 shares of Series B preferred stock personally and the remaining shares are held by various investment partnerships, funds and managed accounts, in which NS Advisors, LLC (“NS Advisors”) serves as the investment manager. Mr. Jones is the managing partners of NS Advisors and has sole voting and investment authority over the shares.